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                                   Exhibit (n)

                                                         Dated: January 31, 2000


                           OCEAN STATE TAX-EXEMPT FUND
                                     Form of
                                   Rule 18f-3
                               Multiple Class Plan


         OCEAN STATE TAX-EXEMPT FUND (the "Fund") has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), in offering multiple classes of shares with differing distribution arrangements, voting rights and expense allocations.

         Pursuant to Rule 18f-3, the Board of Trustees of the Fund has approved and adopted this written plan (the "Plan") specifying all of the differences among the classes of shares to be offered by the Fund. Prior to such offering, the Plan will be filed as an exhibit to the Fund's registration statement. The Plan sets forth the differences among the classes, including sales charges, distribution fees and arrangements and expense allocations.

I.       Attributes of Share Classes

         This section discusses the attributes of the various classes of shares. Each share of the Fund represents an equal pro rata interest in the Fund and has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each share's net asset value, liquidation rights and preferences. Each class differs in that: (a) each class has a different class designation;
(b) only the Front-Payment Shares are subject to a front end sales charged ("FESC"); (c) only Financial Intermediary Shares (as described below) are subject to fees under a plan adopted pursuant to Rule 12b-1 under the 1940 Act (a "Rule 12b-1 Plan"); (d) to the extent that one class alone is affected by a matter submitted to a vote of the shareholders, then only that class has voting power on the matter, provided, however, that any class whose shares convert automatically to shares of another class also votes separately with respect to class-specific Rule 12b-1 matters applying to the latter class; (e) the expenses attributable to a specific class ("Class Expenses")(1) are borne only by shares of that class on a pro rata basis; and (f) exchange privileges may vary among the classes.






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(1) Class Expenses are limited to (i) transfer agency fees; (ii) preparation and mailing expenses for shareholder communications required by law, sent to current shareholders of a class; (iii) state Blue Sky registration fees; (iv) Securities and Exchange Commission ("SEC") registration fees; (v) trustees' fees; (vi) expenses incurred for periodic meetings of trustees or shareholders; and (vii) legal and accounting fees, other than fees for income tax return preparation or income tax advice.


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A.       Front-Payment Shares

               Front-Payment Shares, or Class A Shares, are sold to (i) retail customers and (ii) persons entitled to exchange into Front-Payment Shares under the exchange privileges of the Fund. Shares of the Fund outstanding on the date that the Financial Intermediary Shares are first made available will be redesignated Front-Payment Shares.

               1. Sales Loads. Front-Payment Shares are sold subject to a FESC of up to the current maximum FESC (with scheduled variations or eliminations of the FESC, as permitted by the 1940 Act).

               2. Distribution and Service Fees. Front-Payment Shares are not subject to any distribution fee or shareholder serving fee. The Fund's Rule 12b-1 Plan for the Class A Shares is a defensive plan which protects the Fund against any claim that certain expenses that it pays or may pay, such as expenses of printing and distributing prospectuses, statements of additional information and shareholder reports, might be considered to be sales related and therefore come within the purview of the Rule 12b-1.

               3. Class Expenses. Class Expenses that are attributable to the Front-Payment Class are allocated to that particular class.

               4. Exchange Privileges and Conversion Features. Front-Payment Shares have no conversion features. Shares of another mutual fund held for at least six months with a minimum value of $5,000 may be exchanged for Front-Payment Shares with a reduction in the sales charge with respect to the Front-Payment Shares.

B.       Financial Intermediary Shares

               Financial Intermediary Shares, or Class I Shares, are sold only through financial intermediaries with which Van Liew Securities Inc. has entered into sales agreements, and are not offered directly to retail customers.

               1. Sales Loads. Financial Intermediary Shares are sold without imposition of any FESC or any other sales charge.

               2. Distribution and Service Fees. Financial Intermediary Shares are subject to a distribution fee pursuant to the Fund's Rule 12b-1 Plan for the Class I Shares not to exceed 0.25 of 1.0% of the average daily net assets of the Financial Intermediary Class. The Fund's Rule 12b-1 Plan for the Class I Shares contains defensive provisions, identical to those contained in the Fund's Rule 12b-1 Plan for Class A Shares, intended to protect the Fund against any claim that certain expenses that it pays or may pay might


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               be considered to be sales related and therefore come within the purview of Rule 12b-1.

               3. Class Expenses. Class Expenses that are attributable to the Financial Intermediary Class are allocated to that particular class.

               4. Exchange Privileges. Financial Intermediary Shares have no exchange or conversion features.

          C. Additional Classes

               In the future, the Fund may offer additional classes of shares which differ from the classes discussed above. However, any additional classes of shares must be approved by the Board, and the Plan must be amended to describe those classes.

II.      APPROVAL OF MULTIPLE CLASS PLAN

         The Board of the Fund, including a majority of the independent Trustees, must approve the Plan initially. In addition, the Board must approve any material changes to the classes and the Plan prior to their implementation. The Board must find that the Plan is in the best interests of each class individually and the Fund as a whole. In making its findings, the Board should focus on, among other things, the relationships among the classes and examine potential conflicts of interest among classes regarding the allocation of fees, services, waiver and reimbursements of expenses, and voting rights. Most significantly, the Board should evaluate the level of services provided to each class and the cost of those services to ensure that the services are appropriate and that the allocation of expenses is reasonable. In accordance with the foregoing provisions of this Section II, the Board of the Fund has approved and adopted this Plan as of the date written above.

III.     DIVIDENDS AND DISTRIBUTIONS

         Because of the differences in fees paid under the Rule 12b-1 Plans and the special allocation of Class Expenses among the classes of shares of the Fund, the dividends payable to shareholders of a class will differ from the dividends payable to shareholders of one or more of the other classes. Dividends paid to each class of shares in the Fund will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding shares.

IV.      EXPENSE ALLOCATIONS

         The methodology and procedures for calculating the net asset value and dividends and distributions of the various classes of shares and the proper allocation of income and expenses among the various classes of shares are set forth in the Statement of Additional Information of the Fund.



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